                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 5)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 Affymetrix Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   00826T 10 8
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                                 (CUSIP Number)

                        Donald F. Parman, GlaxoSmithKline
                   One Franklin Plaza, Philadelphia, PA 19102
                             Telephone 215-751-7633
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                         February 27, 2001 - May 2, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 5 amends and supplements the Statement on Schedule 13D electronically filed with the Securities and Exchange Commission (the "Commission") on February 16, 1999, and subsequent amendments electronically filed with the Commission on August 11, 1999, May 5, 1999, November 3, 2000 and December 15, 2000 with respect to the ownership of securities of Affymetrix Inc. (the "Initial Statement"). The Initial Statement was previously filed jointly by Glaxo Wellcome plc, Glaxo Group Limited, Glaxo Venture Limited, Affymax N.V., Affymax Technologies N.V., Wellcome Limited, Glaxo Wellcome Holdings Limited, Glaxo Wellcome International B.V., Glaxo Wellcome Investments B.V., Glaxo Wellcome International, Glaxo Wellcome Americas Inc., Mr. Douglas M. Hurt and Dr. Barry C. Ross. This Amendment No. 5 is being filed on behalf of GlaxoSmithKline plc which became the parent company of Glaxo Wellcome plc though a scheme of arrangement effective December 27, 2000 and consequently the parent of the wholly owned subsidiaries listed above.

The undersigned hereby amends and supplements Items 2 and 5 of the Initial Statement to include the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement).

                                  SCHEDULE 13D

CUSIP NO. 00826T 10 8
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GlaxoSmithKline plc

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

        OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


        England and Wales
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               7,736,254
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                7,736,254
              -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,736,254
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.4%
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14   TYPE OF REPORTING PERSON*

        CO


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.


Item 2.  Identity and Background.


            (a) This statement is filed by GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales ("the Company"). The Company is one of the world's leading research-based pharmaceutical and healthcare companies.

            (b) The address of the Company's principal executive office is Glaxo Wellcome House, Berkeley Avenue, Greenford, Middlesex UB6 0NN, England.

            (c) Set forth in Schedule I to this Amendment ("Schedule I") are the names, business address and present principal occupation or employment of each executive officer and director of the Company.

            (d) During the last five years, there have been no criminal proceedings against the Company or, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this
Item 2.

            (e) During the last five years, neither the Company nor, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2 has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

            (f) The citizenship of each executive officer and director of the Company is set forth in Schedule I.


Item 3.  Source and Amount of Funds or Other Consideration.


Item 4.  Purpose of Transaction.


Item 5.  Interest in Securities of the Issuer.

            (a)  Amount and Percent Beneficially Owned

                Registered Name                                         No. Shares      Percent

                Affymax N.V.                                            4,765,214
                Affymax Technologies N.V.                                 269,920
                GlaxoSmithKline Holdings (Americas) Inc. (1)            2,514,458
                Mr. Douglas M. Hurt (2)                                    79,996
                Dr. Barry C. Ross (2)(3)                                  106,666
                                                                        ---------
                                                                        7,736,254         13.4%


                  (1)      Successor by merger to Glaxo Wellcome Americas Inc.

                  (2) Both Mr. Hurt and Dr. Ross acquired shares through exercise of stock options granted to them by the Issuer in their capacities as directors designated by Glaxo Wellcome plc, a direct subsidiary of the Company. Glaxo Wellcome plc beneficially owns such shares.

                  (3) On January 8, 2001, Dr. Ross, a former Director of Issuer, exercised 106,666 stock options. Glaxo Wellcome plc, a direct subsidiary of the Company, beneficially owns such shares.

            (b)

            (c) Subsequent to Amendment No. 3, the Company sold 1,375,000 shares on the open market as follows:

                Transaction Date                No. Shares              Average Price
                                                                        $ Per Share

                2/27/2001                       150,000                 57.19
                2/28/2001                       140,000                 57.81
                3/01/2001                       175,000                 54.92
                3/20/2001                        50,000                 39.08
                3/21/2001                        10,000                 37.00
                3/28/2001                       170,000                 28.93
                3/29/2001                        80,000                 28.76
                4/30/2001                       250,000                 33.04
                5/01/2001                       150,000                 31.00
                5/02/2001                       200,000                 31.12


            (d)

            (e)


Item 6.   Contracts, Arrangements, Understandings or
          Relationship With respect to Securities of the Issuer.


Item 7.   Materials to be Filed as Exhibits.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  June 11, 2001                   GLAXOSMITHKLINE PLC


                                        By: /s/  S.M. BICKNELL
                                            ------------------------------------
                                            S.M. BICKNELL
                                            Company Secretary

                                   SCHEDULE I

                                                                   Principal
                                                                   Occupation
Name                            Business Address                   or Employment                   Nationality
BOARD OF DIRECTORS

Sir Richard Sykes               34 Berkeley Square                 Company Director                British
                                London, England
                                W1J 5AA

Sir Francis Roger Hurn          Marconi plc                        Company Director                British
                                One Bruton Street
                                London, England
                                W1X 8AQ

Sir Peter Walters               22 Hill Street                     Company Director                British
                                Mayfair
                                London, England
                                W1X 7FU

Dr. Jean-Pierre Garnier         One Franklin Plaza                 Chief Executive Officer         French/USA
                                Philadelphia, PA
                                19102

John D. Coombe                  Glaxo Wellcome House               Chief Financial Officer         British
                                Berkeley Avenue
                                Greenford, Middlesex
                                England  UB6 0NN

Paul Allaire                    PO Box 1600                        Company Director                USA
                                Stamford, CT
                                06904

Dr. Michele Barzach             Sante International                Health Strategy                 French
                                2 Rue Cognac-Jay                   Consultant
                                Paris, France
                                75007

Sir Christopher Hogg            Reuters Holdings plc               Company Director                British
                                85 Fleet Street
                                London, England
                                EC4P 4AJ

Sir Peter Job                   Reuters Holdings plc               Company Director                British
                                85 Fleet Street
                                London, England
                                EC4P 2DB

John McArthur                   140 Old Connecticut Path           Company Director                Canadian
                                Wayland, MA
                                01778

Donald McHenry                  IRC Group                          Company Director                USA
                                1320 19TH Street NW
                                Suite 410
                                Washington, DC
                                20036

Sir Ian Prosser                 20 North Audley Street             Company Director                British
                                London, England
                                W1Y 1WE

Dr. Ronaldo Schmitz             34 Berkeley Square                 Company Director                German
                                London, England
                                W1J 5AA

Dr. Lucy Shapiro                Stanford University                Professor                       USA
                                School of Medicine
                                279 Campus Drive
                                Stanford, CA
                                94305-5329

Dr. John Alan Young             3200 Hillview Avenue               Company Director                USA
                                Palo Alto, CA
                                94304


COMPANY SECRETARY

Simon M. Bicknell               Glaxo Wellcome House               Company Secretary               British
                                Berkeley Avenue
                                Greenford, Middlesex
                                England  UB6 0NN


CORPORATE EXECUTIVE TEAM

Rupert M. Bondy                 One New Horizons Court             Senior Vice President           British
                                Brentford, Middlesex               and General Counsel
                                England  TW8 9EP

John D. Coombe                  Glaxo Wellcome House               Chief Financial                 British
                                Berkeley Avenue                    Officer
                                Greenford, Middlesex
                                England  UB6 0NN

Jean-Pierre Garnier             One Franklin Plaza                 Chief Executive                 French/USA
                                Philadelphia, PA                   Officer
                                19102

Robert A. Ingram                5 Moore Drive                      Chief Operating                 USA
                                Research Triangle Park             Officer
                                NC  27709

Dr. James Niedel                5 Moore Drive                      Chief Science &                 British
                                Research Triangle Park             Technology Officer
                                NC  27709

Dr. James B. Palmer             5 Moore Drive                      Senior Vice President           British
                                Research Triangle Park             New Product Development
                                NC  27709                          Pharmaceuticals R&D

Daniel J. Phelan                One Franklin Plaza                 Senior Vice President           USA
                                Philadelphia, PA                   Human Resources
                                19102

Howard Pien                     One Franklin Plaza                 President                       USA
                                Philadelphia, PA                   Pharmaceuticals
                                19102                              International

David M. Stout                  5 Moore Drive                      President                       USA
                                Research Triangle Park             U.S. Pharmaceuticals
                                NC  27709

Tim Tyson                       5 Moore Drive                      President                       USA
                                Research Triangle Park             Global Manufacturing
                                NC  27709                          & Supply

Christopher Viehbacher          100 rue de Versailles              President                       German/
                                78163 Marly-Le-Roi                 Pharmaceuticals                 Canadian
                                Cedex, France                      Europe

Dr. Tadataka Yamada             709 Swedeland Road                 Chairman                        USA
                                King of Prussia, PA                Research & Development
                                19406